UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 11-K


(Mark One)
( X )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 1998

OR

(   )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________to____________


COMMISSION FILE NUMBER  0-12524


BANK OF HANOVER AND TRUST COMPANY
CASH OR DEFERRED PROFIT-SHARING PLAN
25 Carlisle Street
Hanover, PA  17331

(Full title of the Plan and the address of the Plan)


HANOVER BANCORP, INC
33 Carlisle Street
Hanover, PA  17331

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

     Bank of Hanover and Trust Company
     Cash or Deferred Profit-Sharing Plan


Date: June 28,1999                              /s/ Thomas J. Paholsky
                                                Thomas J. Paholsky
                                                Executive Vice President
                                                Chief Financial Officer

EXHIBIT INDEX

EXHIBIT DESCRIPTION                                                     PG

1       Audited financial statements for Bank of Hanover and Trust
        Company Cash or Deferred Profit-Sharing Plan                    4

2       Consent of Independent Public Accountants                       25

EXHIBIT 1


AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES


Bank of Hanover and Trust Company Cash or
Deferred Profit-Sharing Plan


Years ended December 31, 1998 and 1997
with Report of Independent Auditors

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan Audited Financial Statements and Supplemental Schedules


Years ended December 31, 1998 and 1997




Contents

                                                                PG

Report of Independent Auditors                                  6

Audited Financial Statements

Statements of Net Assets Available for Benefits                 7
Statements of Changes in Net Assets Available for Benefits      11
Notes to Financial Statements                                   16

Supplemental Schedules

Line 27a-Schedule of Assets Held For Investment Purposes        22
Line 27d-Schedule of Reportable Transactions                    23

Report of Independent Auditors

Executive Committee
Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards
 .Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly,in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998,and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and,in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Harrisburg, Pennsylvania
June 8, 1999

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

Statements of Net Assets Available for Benefits, with Fund Information

December 31, 1998

                                                                                             Vanguard
                                                                                 Vanguard       Life
                                                                                   Life    Strategy
                                          Vanguard     Vanguard      Vanguard  Strategy    Conservative
                                         US Growth   International   F/I GNMA    Growth       Growth
                                            Fund      Growth Fund      Fund      Portfolio   Portfolio

Assets
Investments at fair value:
 Mutual funds                            $750,374    $    76,980    $ 74,536    $415,506    $  180,009
 Temporary Money Market Fund                    -              -           -           -             -
 Hanover Bancorp Fund                           -              -           -           -             -
                                          750,374         76,980      74,536     415,506       180,009
Accrued investment income                       -              -         390           -             -
Accrued transfer                              571            (32)         (2)        381            33
Employer contribution receivable           11,339          2,580         949      16,608         4,374
Net assets available for benefits        $762,284    $    79,528    $ 75,873    $432,495    $  184,416

See accompanying notes.



  Vanguard
    Life
  Strategy                                                               Temporary
  Moderate    Vanguard    Vanguard    Vanguard                Hanover      Money
   Growth    Index 500   Prime Cap  Life Income Baron Asset   Bancorp     Market
 Portfolio      Fund        Fund        Fund        Fund        Fund       Fund        Total


 $515,190    $596,123    $309,975    $ 27,452    $105,075    $      -    $     -    $3,051,220
        -           -           -           -           -           -     72,947        72,947
        -           -           -           -           -     550,289          -       550,289
  515,190     596,123     309,975      27,452     105,075     550,289     72,947     3,674,456
        -           -           -           -           -           2        310           702
    8,989      (5,695)        214      (3,819)        168        (806)        (2)             -
   12,917      10,413      10,999       1,587       4,510       8,493      6,076        90,845
 $537,096    $600,841    $321,188    $ 25,220    $109,753    $557,978    $79,331    $3,766,003

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

Statements of Net Assets Available for Benefits, with Fund Information

December 31, 1997

                                                 Federated                Federated
                                      Federated   Managed     Federated    Managed   Federated
                                       Managed    Growth/      Managed   Aggressive    Money
                                       Income      Income      Growth      Growth     Market
                                        Fund        Fund        Fund        Fund       Fund

Assets
Investments at fair value:
 Mutual funds                         $54,982    $206,249    $ 584,932    $336,374   $      -
 Federated Money Market Fund                -           -            -           -    105,747
 Hanover Bancorp Fund                       -           -            -           -          -
                                       54,982     206,249      584,932     336,374    105,747
Accrued investment income                   -           -            -           -        450
Employer contribution receivable        1,044       4,411       12,455      17,979     26,805

Liabilities
Excess contributions payable                -           -            -           -          -
Net assets available for benefits     $56,026    $210,660    $ 597,387    $354,353   $133,002

See accompanying notes.


    Vanguard      Vanguard        Hanover
    US Growth   International     Bancorp
      Fund       Growth Fund       Fund          Total


 $ 618,544    $   102,527    $         -    $1,903,608
                                      15       105,762
         -              -        528,241       528,241
   618,544        102,527        528,256     2,537,611
         -              -              3           453
    10,506          1,917          6,745        81,862

       140            863              -         1,003
 $ 628,910    $   103,581    $   535,004    $2,618,923

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

Statements of Changes in Net Assets Available for Benefits, with Fund Information

Year ended December 31, 1998
                                                          Federated               Federated
                                             Federated     Managed     Federated   Managed   Federated
                                              Managed      Growth/      Managed  Aggressive    Money
                                              Income       Income       Growth     Growth      Market
                                               Fund         Fund         Fund       Fund        Fund

Additions to assets attributed to:
 Employee contributions                      $     -    $         -    $      -   $      -   $      -
 Employee rollovers-from previous
  employers' plan                                  -              -           -          -          -
 Employer matching contributions                   -              -           -          -          -
 Employer profit sharing contributions             -              -           -          -          -
 Investment income                               421              -           -          -        452
Total additions                                  421              -           -          -        452

Deductions from assets attributed to:
 Employee withdrawals                              -              -           -          -          -
Total deductions                                   -              -           -          -          -

Interfund transfers                          (56,699)      (215,181)   (617,093)  (368,816)  (133,454)
Net realized and unrealized appreciation
 (depreciation) in fair value of
 investments                                     252          4,521      19,706     14,463          -
Net (decrease) increase                      (56,026)      (210,660)   (597,387)  (354,353)  (133,002)
Net assets available for benefits at
 beginning of year                            56,026        210,660     597,387    354,353    133,002
Net assets available for benefits at
 end of year                                 $     -    $         -    $      -   $      -   $      -

See accompanying notes

                                                        Vanguard      Vanguard
                                         Vanguard         Life          Life
                                            Life    Strategy          Strategy
  Vanguard      Vanguard     Vanguard  Strategy     Conservative      Moderate    Vanguard   Vanguard
  US Growth   International  F/I GNMA     Growth        Growth         Growth     Index 500  Prime Cap
    Fund       Growth Fund     Fund      Portfolio      Portfolio     Portfolio     Fund       Fund



 $   37,288   $     7,612    $ 4,953    $  45,285    $      9,328    $  31,770    $ 48,594   $ 38,722

     23,144         3,743     29,828       35,341          31,379       73,284      73,608     22,770
     11,380         3,278      1,322       25,822           2,914       11,553      16,150     16,611
     11,339         2,580        949       16,608           4,374       12,917      10,413     10,999
     45,090         1,409      4,050       13,462           8,161       20,416       6,868     10,747
    128,241        18,622     41,102      136,518          56,156      149,940     155,633     99,849


     14,848           628     51,431       19,294           2,984       12,781      18,744        725
     14,848           628     51,431       19,294           2,984       12,781      18,744        725

   (154,121)      (53,247)    86,293      276,853         122,932      362,265     384,728    192,562


    174,102        11,200        (91)      38,418           8,312       37,672      79,224     29,502
    133,374       (24,053)    75,873      432,495         184,416      537,096     600,841    321,188

    628,910       103,581          -            -               -            -           -          -

 $  762,284   $    79,528    $75,873    $ 432,495    $    184,416    $ 537,096    $600,841   $321,188

                                         Temporary
  Vanguard                   Hanover       Money
 Life Income  Baron Asset    Bancorp      Market
    Fund         Fund         Fund         Fund         Total



 $   3,980    $  18,326    $  31,397    $   3,932    $  281,187

     2,624       14,688       11,430          516       322,355
       896        6,028       22,451        1,536       119,941
     1,587        4,510        8,493        6,076        90,845
     1,806         (628)      11,686        3,580       127,520
    10,893       42,924       85,457       15,640       941,848


    14,907          269       52,254        8,206       197,071
    14,907          269       52,254        8,206       197,071

    28,518       62,102       10,461       71,897              -


       716        4,996      (20,690)            -      402,303
    25,220      109,753       22,974       79,331     1,147,080

           -            -    535,004             -    2,618,923

 $  25,220    $ 109,753    $ 557,978    $  79,331    $3,766,003

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

Statements of Changes in Net Assets Available for Benefits, with Fund Information

Year ended December 31, 1997
                                                         Federated                Federated
                                            Federated     Managed     Federated    Managed    Federated
                                             Managed      Growth/      Managed    Aggressive    Money
                                             Income       Income        Growth      Growth      Market
                                              Fund         Fund          Fund        Fund        Fund

Additions to assets attributed to:
 Employee contributions                     $  6,746   $    10,893    $  53,319   $ 56,745    $ 13,325
 Employee rollovers-from previous
  employers' plans                            20,851         2,123        5,189     24,441            -
 Employer matching contributions               1,925         4,166       24,496     26,285       6,245
 Employer profit sharing contributions         1,044         4,411       12,455     17,979      26,823
 Investment income                             2,908        20,153       52,104     21,917       3,863
Total additions                               33,474        41,746      147,563    147,367      50,256

Deductions from assets attributed to:
 Employee withdrawals                            460       192,940       46,875     64,995      21,156
Total deductions                                 460       192,940       46,875     64,995      21,156

Interfund transfers                             (985)     (102,886)    (224,037)  (101,013)      2,210
Net realized and unrealized appreciation
 (depreciation) in fair value of
 investments                                   1,705        12,095       18,972     18,681            -
Net (decrease) increase                       33,734      (241,985)    (104,377)        40      31,310

Net assets available for benefits at
 beginning of year                            22,292       452,645      701,764    354,313     101,692
Net assets available for benefits at
 end of year                                $ 56,026   $   210,660    $ 597,387   $354,353    $133,002

See accompanying notes.

  Vanguard     Vanguard       Hanover
 US Growth   International    Bancorp
    Fund      Growth Fund      Fund         Total


 $  56,126   $    16,348    $  22,119    $  235,621

    74,353        10,426       12,635       150,018
    23,634         2,874       14,476       104,101
    10,506         1,917        6,745        81,880
    23,853         4,326       10,294       139,418
   188,472        35,891       66,269       711,038


     1,140            35       10,237       337,838
     1,140            35       10,237       337,838

   377,852        71,414      (22,555)            -


    63,726        (3,689)     111,319       222,809
   628,910       103,581      144,796       596,009


         -             -      390,208     2,022,914

 $ 628,910   $   103,581    $ 535,004    $2,618,923

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

Notes to Financial Statements

December 31, 1998

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan (the Plan) are maintained on the accrual basis of accounting.

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank of Hanover and Trust Company (the Company) contributes 50% of amounts deferred up to 8% of compensation to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors.

Plan Expenses
All general and administrative expenses are paid by the Company.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments as determined by quoted market prices as of the last business day of the Plan year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

2. Description of the Plan

The Plan is a defined contribution plan which covers substantially all employees of the Bank of Hanover and Trust Company (the Company). Under the Plan, participants are permitted to defer generally the lesser of 15% of annual compensation from the Company or the maximum amount allowable under current IRS regulations. The Company has agreed to contribute 50% of the first 8% of base compensation that the participant contributes to the Plan and may make discretionary, profit sharing contributions to all eligible employees.

The participant's interest in deferred salary contributions, qualified matching contributions, employer profit sharing contributions, and rollover contributions is, at all times, fully vested and nonforfeitable.

In accordance with the Plan, participants may elect to invest their specified contributions in a series of funds. Prior to January 1, 1998, participants could elect to invest their contributions in six mutual funds (Federated Managed Income, Federated Managed Growth/Income, Federated Managed Growth, Federated Managed Aggressive Growth, Vanguard US Growth, and Vanguard International Growth), Hanover Bancorp Fund, or, Federated Money Market. Effective January 1, 1998 participants may elect to invest in eight additional mutual funds, Vanguard F/I GNMA, Vanguard Life Strategy Growth Portfolio, Vanguard Life Strategy Conservative Growth Portfolio, Vanguard Life Strategy Moderate Growth Portfolio, Vanguard Index 500, Vanguard Prime Cap, Vanguard Life Income and Baron Asset Fund. Also effective January 1, 1998 four mutual funds (Federated Managed Income, Federated Managed Growth/Income, Federated Managed Growth, Federated Managed Aggressive Growth) and the Federated Money Market Fund were eliminated as investment options under the Plan and all net assets in these funds were transferred to newly elected options. Participant contributions may be allocated between the funds in multiples of 5%. Participants also choose the allocation percentages between the funds for employer matching and profit sharing contributions. On each biweekly pay date, contributions are allocated to the investment funds according to the participant's specifications. Participants have the opportunity to change their investment options on a quarterly basis.

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

2. Description of the Plan (continued)

Eligibility

All full time employees of the Company who have completed 1,000 hours of service and attained age 21 may participate in the Plan.

Benefit Payments

Benefit payments are restricted to retirement, early retirement, termination of employment, death, or disability.

The Company reserves the right by action of its Board of Directors to change, modify, or terminate the Plan, in part or in its entirety, at any time. If the Plan is terminated, the value of the participant's account shall be distributed to the affected participant as a lump sum distribution.

The foregoing description of the Plan provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan Summary Description, which may be obtained from the plan administrator.

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

3. Investments

Under the Cash or Deferred Profit-Sharing Plan and Trust Agreements, the Bank of Hanover and Trust Company serves as trustee for the Plan's assets.

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $402,303 and $222,809 during 1998 and 1997, respectively, as follows:


                                December 31, 1998            December 31, 1997
                                      Net                          Net
                                  Appreciation                 Appreciation
                                 (Depreciation)  Fair Value   (Depreciation)   Fair Value
                                 in Fair Value    at End of   in Fair Value    at End of
                                  During Year       Year       During Year        Year
Federated Managed Income Fund    $        252    $        -   $      1,705    $   54,982
Federated Managed Growth/Income         4,521             -         12,095       206,249
Federated Managed Growth Fund          19,706             -         18,972       584,932
Federated Managed Aggressive Gro       14,463             -         18,681       336,374
Federated Money Market Fund                 -             -              -       105,747
Vanguard US Growth Fund               174,102       750,374         63,726       618,544
Vanguard International Growth Fu       11,200        76,980         (3,689)      102,527
Vanguard F/I GNMA Fund                    (91)       74,536              -             -
Vanguard Life Strategy Growth Po       38,418       415,506              -             -
Vanguard Life Strategy Conservat        8,312       180,009              -             -
 Portfolio                                                                             -
Vanguard Life Strategy Moderate        37,672       515,190              -             -
 Portfolio                                                                             -
Vanguard Index 500 Fund                79,224       596,123              -             -
Vanguard Prime Cap Fund                29,502       309,975              -             -
Vanguard Life Income Fund                 716        27,452              -             -
Baron Asset Fund                        4,996       105,075              -             -
Hanover Bancorp Fund                  (20,690)      550,289        111,319       528,256
Temporary Money Market Fund                 -        72,947              -             -
Total                            $    402,303    $3,674,456   $    222,809    $2,537,611

 *  Represents individual investments that represent 5% or more of the Plan's net assets at December 31.

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Plan's assets include 32,369 shares and 22,725 shares of Hanover Bancorp, Inc., the parent company of the bank, common stock as of December 31, 1998 and 1997, respectively.

During 1998 and 1997, the Plan received $12,770 and $10,255, respectively, in common stock dividends from Hanover Bancorp, Inc.


6.  Year 2000 (unaudited)
The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle the year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid 1999. If modifications of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

Supplemental Schedules

        Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan
        EIN: 23-0670980 Plan #002
        Line 27a-Schedule of Assets Held For Investment Purposes

        December 31, 1998

        Principal
        Amount or
        Number of                                                                Current
         Shares/Units  Description                                      Cost         Value

                20,015 Vanguard US Growth Fund                        $547,404      $750,374
                 4,101 Vanguard International Growth Fund               70,721        76,980
                 7,132 Vanguard F/I GNMA Fund                           74,524        74,536
                22,113 Vanguard Life Strategy Growth Portfolio         379,570       415,506
                12,237 Vanguard Life Strategy Conservative Growth      171,831       180,009
                        Portfolio
                30,557 Vanguard Strategy Moderate Growth Portfolio     479,876       515,190
                 5,231 Vanguard Index 500 Fund                         517,742       596,123
                 6,503 Vanguard Prime Cap Fund                         280,504       309,975
                 2,077 Vanguard Life Income Fund                        26,924        27,452
                 2,079 Baron Asset Fund                                100,563       105,075
                32,369 Hanover Bancorp Common Stock*                   477,791       550,289
                72,947 Temporary Money Market Fund                      72,947        72,947
                                                                    $3,200,397    $3,674,456

        * Party in interest

        Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan
        EIN: 23-0670980 Plan #002
        Line 27d-Schedule of Reportable Transactions

        Year ended December 31, 1998


                                                                                      (g) Fair
                                                                                      Value of
                                                                 (c)        (d)       Asset on                (i) Net
         (a) Identity of Party                                Purchase    Selling   Transaction   (h) Cost    Gain or
                Involved          (b) Description of Assets     Price      Price        Date      of Asset    (Loss)
        Category (i) - Individual transactions in excess of 5% of plan net assets:

        Federated Securities CorFederated Managed Growth Fund #362       $604,711    $604,711    $555,576    $ 49,135

                                Federated Managed Growth/Income Fund #35  210,776     210,776     197,573      13,203

                                Federated Aggressive Growth Fund #377     320,167     320,167     287,622      32,545

        Vanguard Group, Inc.    Vanguard Life Moderate Growth 366,019                 366,019     366,019           -

                                Vanguard Life Strategy Growth 246,293                 246,293     246,293           -

                                Vanguard Prime Cap Fund       180,056                 180,056     180,056           -

                                Vanguard Index 500 Fund       266,044                 266,044     266,044           -

        Category (iii) - Series of security transactions in excess of 5% of plan net assets:

        Hanover Bancorp, Inc.   Hanover Bancorp Common Stock               77,497      77,497      59,780      17,717

                                Hanover Bancorp Common Stock  108,897                 108,897     108,897           -

        Federated Securities CorFederated Managed Growth Fund             604,856     604,856     555,708      49,148

                                Federated Managed Aggressive Growth Fund  350,926     350,926     314,929      35,997

                                U.S. Treasury Cash Reserve                 53,052      53,052      53,052           -

                                U.S. Treasury Cash Reserve     82,697                  82,297      82,697

        Vanguard Group, Inc.    Vanguard Life Conservative Growth Fund      5,084       5,084       4,953         131

                                Vanguard Life Conservative Gr 168,320                 168,320     168,320

        Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan
        EIN: 23-0670980 Plan #001
        Item 27d-Schedule of Reportable Transactions (continued)

        Year ended December 31, 1998

                                                                             (g) Fair
                                                                             Value of
                                                         (c)        (d)      Asset on              (i) Net
        (a) Identity of Party                         Purchase    Selling  Transaction  (h) Cost   Gain or
             Involved      (b) Description of Assets    Price      Price       Date     of Asset    (Loss)
        Category (iii) - Series of security transactions in excess of 5% of plan net assets (continued):

        Vanguard Group, InVanguard Life Moderate Growth Fund     $53,264    $ 53,264    $ 50,904   $2,360

                          Vanguard Life Moderate Grow 509,435                509,435     509,435

                          Vanguard Life Strategy Growth Fund      48,180      48,180      45,699    2,481

                          Vanguard Life Strategy Grow 411,110                411,110     411,110

                          Vanguard US Growth Portfolio           176,177     176,177     142,777   33,400

                          Vanguard US Growth Portfoli  87,347                 87,347      87,347

                          Vanguard Prime Cap Portfolio             1,424       1,424       1,394       30

                          Vanguard Prime Cap Portfoli 270,645                270,645     270,645

                          Vanguard Fixed Income GNMA Fund         51,589      51,589      51,692     (103)

                          Vanguard Fixed Income GNMA  122,397                122,397     122,397

                          Vanguard Index 500 Fund                 19,887      19,887      19,042      845

                          Vanguard Index 500 Fund     529,011                529,011     529,011

                          Columns (e) and (f) are not applicable.
                          There were no Category (ii) or (iv) reportable transactions during 1998.

EXHIBIT 2

Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-73796) pertaining to the Cash or Deferred Profit-Sharing Plan of the Bank of Hanover and Trust Company of our report dated June 8, 1999, with respect to the financial statements and supplemental schedules of the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                                /s/ Ernst & Young LLP


Harrisburg, Pennsylvania
June 24, 1999